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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Niculescu, Peter S.		March 31, 2003
	3900 Wisconsin Avenue, NW (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check all Applicable)
			Federal National Mortgage Association (Fannie Mae) — FNM		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Washington, DC 20016 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		EVP, Mortgage Portfolio Business
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		43,707		D

	Common Stock		211		I		By ESOP

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (right to buy)		Current	3/6/09		Common Stock	16,000		$70.7188		D

	Employee Stock Option (right to buy)		(1)	11/16/09		Common Stock	14,340		$71.50		D

	Employee Stock Option (right to buy)		(2)	1/18/10		Common Stock	24,804		$62.50		D

	Employee Stock Option (right to buy)		(3)	11/21/10		Common Stock	12,120		$77.095		D

	Employee Stock Option (right to buy)		(4)	11/20/11		Common Stock	13,150		$80.95		D

	Employee Stock Option (right to buy)		(5)	1/21/13		Common Stock	45,217		$69.43		D

	Employee Stock Option (right to buy)		(2)	1/21/13		Common Stock	7,288		$69.43		D

Explanation of Responses:

See footnotes on Schedule 1 attached hereto and incorporated herein by this reference.

/s/ Peter S. Niculescu	March 31, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see instruction 6 for procedure.

Schedule 1

Peter S. Niculescu

Explanation of responses:

(1)	10,755 options are currently exercisable; the balance vests on November 16, 2003.

(2)	Vesting of the options is contingent upon the achievement of an aggressive earnings per share (“EPS”) goal established in January 2000. If EPS equals or exceeds $6.46 per share by December 31, 2003, the options will become exercisable in January 2004. If the EPS goal is not met, then the options instead will vest and become exercisable in 25 percent annual increments beginning in January 2005. However, if the EPS goal is not met, the Board of Directors has retained the discretion to reduce or eliminate future compensation awards to offset this vesting.

(3)	6,060 options are currently exercisable; and 3,030 options vest on November 21, 2003 and November 21, 2004.

(4)	3,287 options are currently exercisable; 3,288 options vest on November 20, 2003; 3,287 options vest on November 20, 2004; and 3,288 options vest on November 20, 2005.

(5)	The options vest in four annual installments as follows: 11,304 options vest on January 21, 2004, January 21, 2005, and January 21, 2006; and 11,305 options vest on January 21, 2007.

LIMITED SIGNATORY POWER

     By this Limited Signatory Power the undersigned authorizes and designates each of Ann Kappler and Scott Lesmes to execute and file on behalf of the undersigned all Forms 3, 4 and 5 (including any exhibits, attachments and amendments thereto) that the undersigned may be required to file with the Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Fannie Mae. The authority of Ann Kappler and Scott Lesmes under this Limited Signatory Power shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his or her ownership of or transactions in securities of Fannie Mae, unless earlier revoked in writing. The undersigned acknowledges that Ann Kappler and Scott Lesmes are not assuming, nor is Fannie Mae assuming, any of the undersigned’s responsibilities to file Forms 3, 4 and 5 or otherwise comply with any related laws or regulations.

/s/ Peter S. Niculescu Peter S. Niculescu

Date: March 31, 2003